FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1. – Name and Address of Reporting Issuer

Newmarket Gold Inc.
1680-200 Burrard Street
Vancouver, BC V6C 3N5
Canada

Item 2. – Date of Material Change

March 21, 2016

Item 3. – News Release

The news release was disseminated on March 21, 2016 through the facilities of Marketwired and a copy was subsequently filed on SEDAR at www.sedar.com.

Item 4. – Summary of Material Change

Newmarket Gold Inc. (“Newmarket” or the “Company”) announced the results of the Company’s updated 2015 year-end Mineral Reserves and Mineral Resources.

Item 5.1 – Full Description of Material Change

Newmarket announced the results of the Company’s updated 2015 year-end Mineral Reserves and Mineral Resources. The Company’s Technical Reports prepared in accordance with National Instrument 43-101 supporting the 2015 Mineral Reserve and Mineral Resource estimates are available under Newmarket’s profile on SEDAR at www.sedar.com (see “Technical Reports” section below).

Year-End 2015 Mineral Resources and Reserves Highlights

•

Fosterville Gold Mine Mineral Reserves increased 34% to 244,000 ounces of gold, after depletion, as a result of the discovery of the high-grade, visible gold-bearing Eagle Fault Zone which comprises approximately 18% of total Fosterville underground Mineral Reserves. Mineral Reserve grade increased 25% to 6.95 g/t from 5.55 g/t. Excluding stockpiles, Fosterville’s in situ Mineral Reserves are 239,000 ounces grading 7.03 g/t.

•

Fosterville Measured and Indicated Mineral Resources increased 5% to 2.12 million ounces of gold from the previous estimate of 2.0 million ounces. Measured and Indicated Mineral Resource grade increased 13% to 4.39 g/t from 3.89 g/t.

•

Fosterville’s current mining front comprising the Phoenix and Lower Phoenix gold systems, and associated structures, host Measured and Indicated Mineral Resources containing 673,000 ounces grading 8.33 g/t(1) . Recent surface-based drilling programs have confirmed the up-plunge and down- plunge potential to expand defined Mineral Resources in the Lower Phoenix gold system. The Lower Phoenix gold system has been traced by development and drilling for over 2 km and remains open for further expansion.

•

Fosterville’s new Eagle Fault Zone hosts Measured and Indicated Mineral Resources of 75,000 ounces grading 11.61 g/t and Inferred Mineral Resource of 37,000 ounces grading 27.21 g/t. Also, newly discovered East Dipper structures host Measured and Indicated Mineral Resources of 166,000 ounces grading 9.79 g/t. The Eagle Fault Zone, East Dippers and other high grade structures in the Lower Phoenix gold system are currently providing mill feed and continue to positively impact mill grades, with 2015 achieving a record 6.11 g/t, a 32% increase over 2014.

•

Stawell Gold Mine underground Inferred Mineral Resources increased by 55% to 116,400 ounces following positive exploration results on targets including the Aurora B discovery within the East Flank of the Magdala System.

•

Stawell’s new Aurora B discovery resulted in a maiden Inferred Mineral Resource of 30,400 ounces grading 3.5 g/t following three successful exploration programs completed during 2015. The grade of the Aurora B Inferred Mineral Resource is 42% greater than the underground Mineral Reserve grade. A fourth phase of drilling is underway to expand the Inferred Mineral Resource by targeting the along strike potential and to allow for the project to be assessed as a new mining front for the Stawell Mine. The Aurora B Mineral Resource remains open for potential expansion.

•

Consolidated Proven and Probable Mineral Reserves total 769,000 ounces, a 2.4% improvement from Proven and Probable Mineral Reserves of 751,000 ounces for all sites excluding Maud Creek as at December 31, 2014.

(1)	For detailed gold-bearing structures comprising the Phoenix and Lower Phoenix gold systems, see Table # 1.

Mineral Resources and Reserves Summary at December 31, 2015
(Detailed Mineral Reserve and Mineral Resource tables follow at the end of this material change report)

Fosterville Gold Mine

Mineral Reserves at Fosterville grew 34% to 244,000 ounces of gold, after depletion, accompanied by a 25% increase in grade to 6.95 g/t (1,091,000 tonnes at an average grade of 6.95 g/t) from the previous estimate of 182,000 ounces of gold (1,017,000 tonnes at an average grade of 5.55 g/t). Excluding stockpiles, Fosterville’s in situ Mineral Reserves are 239,000 ounces grading 7.03 g/t. Measured and Indicated Mineral Resources increased 5% to 2.12 million ounces of gold accompanied by a 13% increase in grade to 4.39 g/t (15,036,000 tonnes at an average grade of 4.39 g/t), from the previous estimate of 2.0 million ounces of gold (16,183,000 tonnes at an average grade of 3.89 g/t).

Fosterville continues to maintain a large underlying Mineral Resource base that is expected to support future additions to Mineral Reserves, with potential to further extend the current known Mineral Resource following the latest surface based drill results in the Lower Phoenix system. The Phoenix and Lower Phoenix gold systems, where Fosterville is currently mining, host Measured and Indicated Mineral Resources of 673,000 ounces of gold grading 8.33 g/t. For detailed gold-bearing structures comprising the Phoenix and Lower Phoenix systems, see Table #1. In 2016, surface-based drilling in the Lower Phoenix system continues to confirm near-mine gold mineralization, with high-grade intercepts 200 metres up-plunge and 200 metres down-plunge from defined Mineral Resources including 12.75 g/t over 5.9 m (ETW 4.5 m) and 12.5 g/t Au over 3.35 m (ETW 2.4 m) (See February 29, 2016 Press Release available under Newmarket’s profile on SEDAR at www.sedar.com). The Lower Phoenix gold system has been traced by development and drilling for over 2 km and remains open for further expansion.

During 2015, a total of 42,700 metres of drilling (196 drill holes) was completed which focused on the Lower Phoenix gold system. This drilling resulted in the significant discovery of the Eagle Fault Zone, a high-grade, visible gold-bearing structure proximal to current underground mine infrastructure within the Lower Phoenix gold system. This delineation drilling supported a new maiden Measured and Indicated Mineral Resource for the Eagle Fault Zone of 75,000 ounces grading 11.61 g/t and an Inferred Mineral Resource of 37,000 ounces grading 27.2 g/t. Also, newly discovered East Dipper structures in the Lower Phoenix gold system host Measured and Indicated Mineral Resources of 166,000 ounces grading 9.79 g/t.

*ETW = Estimate True Width

Fosterville Gold Mine Mineral Resources and Reserves Summary Effective December 31, 2015

	Gold Ounces (000’s)			Gold Grade (g/t)
Proven & Probable Mineral Reserves	2015[3]	2014[4]	% Change	2015[3]	2014[4]	% Change
Fosterville Underground[1]	244	182	34%	6.95	5.55	25%
Fosterville Tailings	144	126	14%	7.83	8.89	-12%

Mineral Resources (Measured & Indicated)
Fosterville Underground[2]	2,122	2,024	5%	4.39	3.89	13%
Fosterville Tailings	144	126	14%	7.83	8.89	-12%

Inferred Resources
Fosterville Underground	665	699	-5%	4.08	3.72	10%

1)

Fosterville in situ Proven and Probable Mineral Reserves are 239,000 ounces grading 7.03 g/t and with additional stockpiled reserves of 5,000 ounces grading 4.36 g/t, the overall reserves are 244,000 ounces grading 6.95 g/t.

2)

Fosterville’s underground Measured and Indicated Resources include resources for Newmarket’s current mining front in the Phoenix and Lower Phoenix gold system of 673,000 ounces grading 8.33 g/t (see Table 1 for structures included in the Phoenix/Lower Phoenix system).

3)	For additional details please refer to the Fosterville Technical Report.
4)

For additional details please refer to the technical report entitled “Report on the Mineral Resource and Mineral Reserves of the Fosterville Gold Mine in Victoria, Australia” dated effective December 31, 2014 and prepared by Troy Fuller, MAIG, Geology Manager for Crocodile Gold, Ion Hann, FAusIMM, Mining Manager for Crocodile Gold and Simon Hitchman, FAusIMM, MAIG, Exploration Manager for Crocodile Gold (the “2014 Fosterville Technical Report”).

5)	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Stawell Gold Mine

During 2015, a total of 8,010 metres of growth exploration drilling (19 holes) completed at Stawell Gold Mine resulted in the important discovery of the Aurora B target located on East Flank of the Magdala Basalt approximately 400-500 metres below surface. With the successful drilling of the Aurora B target area, an initial Inferred Mineral Resource has been established of 30,400 ounces of gold (270,000 tonnes at an average grade of 3.5 g/t). The grade of the Aurora B Inferred Mineral Resource is 42% greater than the underground Mineral Reserve grade. The Inferred Mineral Resource remains open for potential expansion. Stawell Gold Mine underground Inferred Resources increased by 55% to 116,400 ounces following positive exploration results on targets including the Aurora B zone within the East Flank of the Magdala System.

The latest drill results from Aurora B highlight the potential to build Mineral Resources on the expansive East Flank of the Stawell gold system. (See Press Release January 26, 2016 available under Newmarket’s profile on SEDAR at www.sedar.com). Drilling to date has traced the Aurora B mineralized surface approximately 150 metres along strike and 150 metres down-dip, with this zone being approximately 200 metres from existing mine infrastructure. The Aurora B East Flank target remains a high priority growth opportunity for Newmarket, as the West Flank of the Stawell gold system has produced over 2.3 million ounces of gold over 30 years of continuous mining, whereas the East Flank, where the Aurora B discovery is located, has no recorded production. A fourth phase of drilling is underway to expand this Inferred Mineral Resource by targeting the along strike potential and to allow for the project to be assessed as a new mining front for the Stawell Mine. Historic drilling of the Aurora A discovery on the East Flank of the Magdala Basalt, 600 m below the Aurora B discovery has returned high-grade gold intercepts including 5.4 m grading 13.7 g/t and remains open for expansion.

Stawell Gold Mine Mineral Resources and Reserves Summary Effective December 31, 2015

	Gold Ounces (000’s)			Gold Grade (g/t)
Proven & Probable Mineral Reserves	2015[1]	2014[2]	% Change	2015[1]	2014[2]	% Change
Stawell Underground	28	27	4%	2.47	2.80	-12%
Stawell Big Hill & Surface	138	154	-10%	1.36	1.38	-1%

Mineral Resources (Measured & Indicated)
Stawell Underground	80	74	8%	3.42	3.41	0%
Stawell Big Hill & Surface	166	169	-2%	1.52	1.50	1%

Inferred Resources
Stawell Underground	116	75	55%	3.24	3.19	2%
Stawell Big Hill & Surface	2	2	0%	1.15	1.15	0%

1)	For additional details please refer to the Stawell Technical Report.
2)

For additional details please refer to the technical report entitled “Report on the Mineral Resources and Mineral Reserves of the Stawell Gold Mine in Victoria, Australia” dated effective December 31, 2014 and prepared by Wayne Chapman, MAusIMM (CP), Mine Technical Manager for Crocodile Gold and Justine Tracey, MAusIMM (CP), Senior Resource Geologist for Crocodile Gold (the “2014 Stawell Technical Report”) and to the technical report entitled “NI 43-101 Technical Report – Big Hill Enhanced Development Project at Stawell Gold Mine, Mineral Resources & Reserves” dated June 2014 and effective March 2014 and prepared by Dean Basile, MAusIMM (CP), Manager Mining for Mining One and Stuart Hutchin, MAIG, MAusIMM, Geology Manager for Mining One Pty Ltd (the “Big Hill Technical Report”).

3)	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Cosmo Gold Mine and Northern Territory (“NT”)

The Cosmo Gold Mine, located in the NT, reported a 32% decline in its underground year-end Mineral Reserves from 2014 to 101,300 ounces of gold (932,000 tonnes at an average grade of 3.38 g/t). The decline is mainly due to the reduction in the mineralization around the Footwall zone in the 100 to 300 lodes which have had the largest proportion of ounces mined at Cosmo over the last two years. During the second half of 2015, step-out exploration drilling focused on down plunge extensions of the Sliver Lode and Eastern Deeps to increase confidence in the continuation of mineralization at depth. Additionally, a total of 18 drill holes have been completed on the new Western Lode discovery which is only 160 metres from mine infrastructure. Step-out drilling results on the Sliver Lode and Eastern Deeps targets, and drilling on the Western Lode, are not included in year-end Mineral Reserves and Resources as these targets require additional infill drilling, which is the focus moving forward in 2016. Drilling of these high priority targets is ongoing, and will soon move to a dedicated exploration drill platform on the 640 metre level which is currently being developed.

Drilling completed in late 2015 on the Esmeralda gold deposit, included in the NT Mineral Resources, resulted in the definition of an Indicated Mineral Resource of 37,300 ounces of gold (558,000 tonnes at 2.08g/t) . This has allowed for the development of a Mineral Reserve of approximately 12,700 ounces of gold for the project which is currently going through the mining approval process. The Esmeralda gold deposit is located 6 km north of Newmarket’s Union Reef mill with this oxide resource being amenable for open pit mining. The Esmeralda deposit could provide mill feed to the Union Reefs mill which has approximately 1.2 million tonnes of excess milling capacity.

Cosmo Gold Mine and Northern Territory Mineral Resources and Reserves Summary Effective December 31, 2015

	Gold Ounces (000’s)			Gold Grade (g/t)
Proven & Probable Mineral Reserves	2015[1]	2014	% Change	2015[1]	2014	% Change
Cosmo Underground	101	149[2]	-32%	3.38	3.57[2]	-5%
NT (excl Cosmo Underground, Maud Creek)	114	114[3]	Flat	2.01	2.08[3]	-3%

Mineral Resources (Measured & Indicated)
Cosmo Underground	480	539[2]	-11%	3.22	3.35[2]	-4%
NT (excl Cosmo, Maud Creek Project)	975	950[3]	3%	1.57	1.56[3]	1%

Inferred Resources
Cosmo Underground	60	84[2]	-28%	2.76	2.72[2]	1%
NT (excl Cosmo, Maud Creek)	759	820[3]	-7%	1.86	1.87[3]	0%

1)	For additional details please refer to the Northern Territory Technical Report.
2)

For additional details please refer to the technical report entitled “Report on the Mineral Resources and Mineral Reserves of the Cosmo Gold Project in the Northern Territory, Australia” dated effective December 31, 2014 and prepared by Murray Smith, MAusIMM (CP), Principal Mining Consultant for Mining Plus Pty Ltd and Mark Edwards, MAusIMM (CP), MAIG, General Manager of Exploration for Crocodile Gold (the “Cosmo Technical Report”).

3)

For additional details please refer to the technical reports entitled “Report on the Mineral Resources and Mineral Reserves of the Burnside Gold and Base Metal Project in the Northern Territory, Australia” dated effective December 31, 2012 and prepared by Dean Basile, MAusIMM (CP), Principal Mining Consultant for MiningOne Pty Ltd and Mark Edwards, MAusIMM (CP), MAIG, General Manager of Exploration for Crocodile Gold (the “Burnside Technical Report”). And “Report on the Mineral Resources and Mineral Reserves of the Pine Creek Gold Project in the Northern Territory, Australia” dated effective December 31, 2012 and prepared by Dean Basile, MAusIMM (CP), Principal Mining Consultant for MiningOne Pty Ltd and Mark Edwards, MAusIMM (CP), MAIG, General Manager of Exploration for Crocodile Gold (the “Pine Creek Technical Report”) and “Report on the Mineral Resources and Mineral Reserves of the Union Reefs Gold Project in the Northern Territory, Australia” dated effective December 31, 2012 and prepared by Phil Bremner, FAusIMM, Principal Mining Consultant for MiningOne Pty Ltd and Mark Edwards, MAusIMM (CP), MAIG, General Manager of Exploration for Crocodile Gold (the “Union Reefs Technical Report”)

4)	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Maud Creak Gold Project, NT

Maud Creek Mineral Reserves reported as at December 31, 2014 were not included in the 2015 Mineral Reserves classification due to the new mining and processing options being proposed as part of a Preliminary Economic Assessment (“PEA”) for the Maud Creek project. SRK Consulting is currently working on completing the PEA due for release in early Q2 2016 with the study assessing both standalone and Union Reef milling options for the development of the project.

As part of the 2015 Mineral Resource and Reserve statement, the Maud Creek Technical Report was completed for the Maud Creek project and the estimates from this report will be incorporated in the upcoming PEA. As a result, a new Measured Mineral Resource of 190,000 ounces of gold (1,070,000 tonnes at 5.60 g/t) has been estimated. Overall, Measured and Indicated Mineral Resources have decreased at Maud Creek by 17% to 724,000 ounces grading 3.46 g/t due to greater definition of geological and structural controls on mineralization resulting in a more accurate Mineral Resource estimate for the deposit.

Maud Creek Gold Deposit Mineral Resources and Reserves Summary Effective December 31, 2015

	Gold Ounces (000’s)			Gold Grade (g/t)
	2015[1]	2014[2]	% Change	2015[1]	2014[2]	% Change
Proven & Probable Mineral Reserves	0	184	-100%	0.00	5.44	-100%
Mineral Resources (Measured & Indicated)	724	871	-17%	3.46	3.50	-1%
Inferred Resources	149	344	-57%	2.32	2.55	-9%

1)	For additional details please refer to the Maud Creek Technical Report.
2)	For additional details please refer to the Cosmo Technical Report.
3)	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Mineral Reserve Summary by Asset and Highlights
(Detailed Mineral Reserve and Mineral Resource tables follow at the end of this material change report)

On a consolidated basis, Newmarket’s Mineral Reserves increased 2.4% year-over-year to 769,000 ounces, supported by the 34% increase in Proven and Probable Mineral Reserves at Fosterville. One of the main drivers for the increase at Fosterville has been the inclusion of the newly identified, high-grade, visible gold-bearing Eagle Fault Zone which has contributed approximately 18% of Fosterville’s total year-end Mineral Reserves inventory.

Including development projects, consolidated Mineral Reserves declined 18% mainly due to the removal of the Maud Creek Mineral Reserves as discussed above.

2015 Proven and Probable Mineral Reserve Summary Effective December 31, 2015

	Gold Ounces (000’s)			Gold Grade (g/t)
December 31, 2015	2015[3]	2014[4]	% Change	2015[3]	2014[4]	% Change
Fosterville Underground[1]	244	182	34%	6.95	5.55	25%
Fosterville Tailings	144	126	14%	7.83	8.89	-12%
Cosmo Underground	101	149	-32%	3.38	3.57	-5%
NT (excl Cosmo, Maud)	114	114	Flat	2.01	2.08	-3%
Maud Creek	0	184	-100%	0.00	5.44	-100%
Stawell Underground	28	27	4%	2.47	2.80	-12%
Stawell Big Hill & Surface	138	154	-10%	1.36	1.38	-1%
All Sites Proven & Probable	769	935	-18%	3.05	3.14	-3%

1)

Fosterville in situ Mineral Reserves are 239,000 ounces grading 7.03 g/t and with additional stockpiled Mineral Reserves of 5,000 ounces grading 4.36 g/t. The overall reserves are 244,000 ounces grading 6.95 g/t.

2)

As at December 31, 2015, all sites excluding Maud Creek Proven and Probable Mineral Reserves total 769,000 ounces, a 2.4% improvement from Proven and Probable Mineral Reserves of 751,000 ounces for all sites excluding Maud Creek as at December 31, 2014.

3)	For additional details please refer to the Fosterville Technical Report, the Northern Territory Technical Report, the Stawell Technical Report and the Maud Creek Technical Report.
4)

For additional details please refer to the 2014 Fosterville Technical Report, the Cosmo Technical Report, the 2014 Stawell Technical Report, the Big Hill Technical Report and the technical report entitled “Report on the Mineral Resources and Mineral Reserves of the Maud Creek Gold Project in the Northern Territory, Australia” dated July 2013 and effective December 31, 2012 and prepared by Mark Edwards, MAusIMM (CP), MAIG, General Manager of Exploration for Crocodile Gold and Phil Bremner, FAusIMM, Principal Mining Engineer for Mining One Pty Ltd (the “2012 Maud Creek Technical Report”).

Mineral Resources Summary by Asset and Highlights:

•	Consolidated Measured and Indicated Resources remain stable after mining depletion at approximately 4.7 million ounces of gold year-over-year, with a 3% increase in average grade to 2.91 g/t.

•

Successful growth exploration results achieved across several sites in 2015 resulted in increased Measured and Indicated Resources at Fosterville, a new Indicated Mineral Resource at the Esmeralda gold project, a maiden Inferred Mineral Resource for the Aurora B project at Stawell, and the reclassification of the Maud Creek Measured Mineral Resource.

•

As part of the 2015 Mineral Resource and Reserve statement, the Maud Creek Technical Report was completed for the Maud Creek project and the estimates from this report will be incorporated in the upcoming PEA. As a result, a new Measured Mineral Resource of 192,000 ounces of gold (1,067,000 tonnes at 5.59 g/t) has been estimated. Overall, Measured and Indicated Mineral Resources have decreased at Maud Creek by 17% to 721,000 ounces grading 3.46 g/t due to greater definition of geological and structural controls on mineralization resulting in a more accurate Mineral Resource estimate for the deposit.

2015 Measured and Indicated Mineral Resource Summary Effective December 31, 2015

	Gold Ounces (000’s)			Gold Grade (g/t)
December 31, 2015	2015[2]	2014[3]	% Change	2015[2]	2014[3]	% Change
Fosterville Underground[1]	2,122	2,024	5%	4.39	3.89	13%
Fosterville Tailings	144	126	14%	7.83	8.89	-12%
Cosmo Underground	480	539	-11%	3.22	3.35	-4%
NT (excl Cosmo, Maud Creek)	975	950	3%	1.57	1.56	1%
Maud Creek	724	871	-17%	3.46	3.50	-1%
Stawell Underground	80	74	8%	3.42	3.41	0%
Stawell Big Hill & Surface	166	169	-2%	1.52	1.50	1%
All Sites M&I	4,691	4,754	-1%	2.91	2.82	3%

1)

Fosterville’s underground Measured and Indicated Mineral Resources include Mineral Resources for Newmarket’s current mining front in the Phoenix and Lower Phoenix gold system of 673,000 ounces grading 8.33 g/t (see Table 1 for structures included in the Phoenix/Lower Phoenix system).

2)	For additional details please refer to the Fosterville Technical Report, the Northern Territory Technical Report, the Stawell Technical Report and the Maud Creek Technical Report.
3)

For additional details please refer to the 2014 Fosterville Technical Report, the Cosmo Technical Report, the 2014 Stawell Technical Report, the Big Hill Technical Report, the 2012 Burnside Technical Report, the 2012 Pine Creek Technical Report, the 2012 Union Reefs Technical Report and the 2012 Maud Creek Technical Report.

2015 Inferred Resource Summary Effective December 31, 2015

	Gold Ounces (000’s)			Gold Grade (g/t)
December 31, 2015	2015[1]	2014[2]	% Change	2015[1]	2014[2]	% Change
Fosterville Underground	665	699	-5%	4.08	3.72	10%
Cosmo Underground	60	84	-28%	2.76	2.72	1%
NT (excl Cosmo, Maud Creek)	759	820	-7%	1.86	1.87	0%
Maud Creek	149	344	-57%	2.32	2.55	-9%
Stawell Underground	116	75	55%	3.24	3.19	2%
Stawell Big Hill & Surface	2	2	0%	1.15	1.15	0%
All Sites Inferred	1,751	2,024	-13%	2.52	2.47	2%

1)	For additional details please refer to the Fosterville Technical Report, the Northern Territory Technical Report, the Stawell Technical Report and the Maud Creek Technical Report.
2)

For additional details please refer to the 2014 Fosterville Technical Report, the Cosmo Technical Report, the 2014 Stawell Technical Report, the Big Hill Technical Report and the 2012 Maud Creek Technical Report.

Technical Reports

The following Technical Reports prepared in accordance with National Instrument 43-101 supporting the 2015 Mineral Reserve and Mineral Resource estimates are available under Newmarket’s profile on SEDAR at www.sedar.com.

•

Report on the Mineral Resources & Mineral Reserves of the Fosterville Gold Mine, Victoria, Australia, dated March 21, 2016 and effective December 31, 2015 and prepared by Troy Fuller, BSc Hons, MAIG, Fosterville Gold Mine Geology Manager and Ion Hann, BEng (Mining), FAusIMM, Fosterville Gold Mine Mining Manager (the “Fosterville Technical Report”);

•

Report on the Mineral Resources & Mineral Reserves of the Northern Territory Operations in the Northern Territory, Australia, dated March 21, 2016 and effective December 31, 2015 and prepared by Murray Smith, BEng (Mining), MAusIMM (CP), Principal Mining Consultant for Mining Plus Pty Ltd and Mark Edwards, BSc, MAusIMM (CP), MAIG, General Manager Exploration for Newmarket (the “Northern Territory Technical Report”);

•

Report on the Mineral Resources & Mineral Reserves of the Stawell Gold Mine in the State of Victoria, Australia, dated March 21, 2016 and effective December 31, 2015 and prepared by Wayne Chapman, BEng (Mining), MAusIMM (CP), Technical Manager for Newmarket Gold, Justine Tracey, BScH (Geology), MAusIMM (CP), Senior Resource Geologist for Newmarket and Mark Edwards, BSc, MAusIMM (CP), MAIG, General Manager Exploration for Newmarket (the “Stawell Technical Report”); and

•

Technical Report Mineral Resources of the Maud Creek Gold Project, Northern Territory, Australia dated March 21, 2016 and effective December 31, 2015 and prepared by Peter Fairfield, BEng (Mining), FAusIMM, CP (Mining), Principal Consultant for SRK Consulting (Australia) Pty Ltd and Danny Kentwell, MSc Mathematics & Planning (Geostatistics), FAusIMM, Principal Consultant for SRK Consulting (Australia) Pty Ltd (the “Maud Creek Technical Report”).

Qualified Person

Mark Edwards, MAusIMM (CP), MAIG, General Manager, Exploration, Newmarket, is a "qualified person" as such term is defined in National Instrument 43-101 and has reviewed and approved the technical information and data included in this material change report.

Item 5.2 – Disclosure of Restructuring Transaction

Not applicable.

Item 6. – Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7. – Omitted Information

Not applicable.

Item 8. – Executive Officer

For further information, please contact:

Douglas Forster
President & Chief Executive Officer
Tel: 604-559-8040
dforster@newmarketgoldinc.com

Item 9. – Date of Report

March 21, 2016

Cautionary Note Regarding Forward Looking Information

Certain information set forth in this material change report contains “forward-looking statements”, and “forward-looking information under applicable securities laws. Except for statements of historical fact, certain information contained herein constitutes forward-looking statements, which include the Company’s expectations about its business and operations, and are based on the Company’s current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as “will”, “expects”, “anticipates”, “believes”, “projects”, “plans”, and similar expressions. These statements are not guarantees of future performance or outcomes and undue reliance should not be placed on them. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. The Company does not undertake to update any forward-looking statements or forward-looking information that are included in this material change report or incorporated by reference herein, except in accordance with applicable securities laws.

Table #1 Fosterville Central Area Lower Sulphide Mineral Resources (Inclusive of Mineral Reserves) below 5050mRL – Effective as at December 31, 2015

Classification	Structure	Measured			Indicated			Inferred
		Tonnes	Grade	In situ Gold	Tonnes	Grade	In situ Gold	Tonnes	Grade	In situ Gold
		(kt)	g/t Au	(kOz)	(kt)	g/t Au	(kOz)	(kt)	g/t Au	(kOz)
Allwood*	Lower Phoenix	5	5.59	1	110	6.30	22	170	6.48	36
Eagle*	Lower Phoenix	23	16.76	12	178	10.97	63	43	27.21	37
East Dippers*	Lower Phoenix	1	6.85	0	544	9.79	166	27	16.12	14
Ellesmere		-	-	-	331	5.73	61	20	3.39	2
Harrier		-	-	-	48	3.96	6	25	3.62	3
Kestrel		6	6.69	1	960	4.70	145	175	5.13	29
Lower Phoenix*	Lower Phoenix	64	7.68	16	495	8.75	139	-	-	-
Lower Phoenix* FW	Lower Phoenix	37	10.38	12	278	8.16	73	34	4.89	5
Phoenix*	Phoenix	151	7.58	37	627	6.54	132	59	4.89	9
Raven		-	-	-	119	8.12	31	-	-	-
Robin		-	-	-	68	8.39	18	-	-	-
Splays		-	-	-	912	5.74	169	298	3.98	38
Vulture		-	-	-	517	5.04	84	635	4.56	93
Stockpile#		27	4.65	4	-	-	-	-	-	-
Total Sulphide		315	8.29	84	5,188	6.65	1,109	1,488	5.58	267
Notes:
*Fosterville’s underground Measured and Indicated Mineral Resources include resources in the existing mining fronts in the Phoenix and Lower Phoenix gold system of 673,000 ounces grading 8.33 g/t Au.
For the Mineral Resource estimate, the Qualified Person is Troy Fuller, MAIG, Geology Manager for Newmarket
The Mineral Resources reported are inclusive of the Mineral Reserves for the same area.
Lower cut-off grade of 3.0 g/t is applied to Lower Sulphide Mineral Resources below 5050mRL.
Mineral Resources are rounded to 1,000 tonnes, 0.01 g/t Au and 1,000 ounces. Minor discrepancies in summation may occur due to rounding.
Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
The Mineral Resource estimate used a gold price of A$1,500 per ounce.
#Stockpile Inventory includes Lower Central Area Mineral Resources contained within the Run of Mine Stockpile and Coarse Ore Stockpile as at 31st December 2015

Table #2 Detailed Mineral Reserves effective as of December 31, 2015

Mineral Reserves as of Dec 31 - 2015
Deposit	Category	Tonnes (T)	Gold Grade (g/t)	Oz Gold (Oz)
Fosterville UG [a]	Proven	232,000	5.39	40,000
	Probable	859,000	7.36	203,000
	Sub-Total	1,091,000	6.95	244,000
Fosterville Tailings [b]	Proven	571,000	7.83	144,000
Cosmo UG [c]	Proven	487,000	3.47	54,400
	Probable	445,000	3.28	46,900
	Sub-Total	932,000	3.38	101,300
Stawell UG [d]	Proven	51,000	2.49	4,000
	Probable	305,000	2.47	24,000
	Sub-Total	356,000	2.45	28,000
Stawell OP [e]	Probable	3,123,000	1.36	138,000
Union Reefs OP [f]	Probable	244,000	1.61	12,700
Union Reefs UG [g]	Probable	276,000	4.42	39,200
Pine Creek OP [h]	Probable	1,245,000	1.55	62,100
Sub-Total Proven		1,341,000	5.62	242,400
Sub-Total Probable		6,497,000	2.52	525,900
Total Reserves		7,838,000	3.05	769,300

All

Mineral Resources have been rounded to 1,000 tonnes, 0.01 g/t Au and 1,000 ounces.
Minor discrepancies in summation may occur due to rounding.
Mineral Reserves have demonstrated economic viability.
Processing Recoveries range between 88% and 93%, excluding Fosterville Tailings which expects recoveries of 25% (see reports for details).
Mining Recoveries range from 85% and 95% (see reports for details).
Gold Price of $A1,450/Oz used
Mineral Reserves as of December 31, 2015
Mining Dilution ranges from 5% to 20% (see reports for details).

c, f, g and h	Source: the Northern Territory Technical Report.
Fosterville UG [a]	The cut-off grades applied ranged from 1.6 g/t to 2.7 g/t Au for underground sulphide ore depending upon width, mining method and ground conditions Source: the Fosterville Technical Report.
Fosterville Tailings [b]	Source: the Fosterville Technical Report.
Cosmo UG [c]

Cut-off grades of 2.3 g/t Au were used.
Mineral Reserve Estimates were reviewed by Murray Smith who is a consultant with Mining Plus Pty Ltd. Mr Smith is a Member and Chartered Engineer of the Australasian Institute of Mining and Metallurgy, has over 20 years of relevant engineering experience  and is the Qualified Person for Mineral Reserves for Cosmo Mine.

Stawell UG [d]	Cut-off Grade applied was variable for underground depending upon width, mining method and ground conditions. Source: the Stawell Technical Report.

Stawell OP [e]	Cut-off grade of 0.4 g/t Au was used. Source: the Stawell Technical Report.
Union Reefs OP [f]

Cut-off grade of 0.7 g/t Au was used.

Mineral Reserve estimates were prepared by Mark Edwards who is a Member of the Australasian Institute of Mining and Metallurgy and has over 18 years of relevant experience and is the Qualified Person for Mineral Reserves for Esmeralda Open Pit as per the National Instrument 43-101.

Union Reefs UG [g]

Cut-off grade of 2.7 g/t Au was used.

Mineral Reserve Estimates were reviewed by Murray Smith who is a consultant with Mining Plus Pty Ltd. Mr Smith is a Member and Chartered Engineer of the Australasian Institute of Mining and Metallurgy, has over 20 years of relevant engineering experience and is the Qualified Person for Mineral Reserves at Prospect Underground.

Pine Creek OP [h]

Cut-offs used are 0.91 g/t Au for Kohinoor, Cox and South Enterprise and 0.93 g/t Au for International.
Mineral Reserve estimates were prepared by Mark Edwards who is a Member of the Australasian Institute of Mining and Metallurgy and has over 18 years of relevant experience and is the Qualified Person for Mineral Reserves at Pine Creek as per the National Instrument 43-101.

Table #3 Detailed Mineral Resources effective as of December 31, 2015

Mineral Resources as of Dec 31 - 2015
Measured	Tonnes (kt)	Gold Grade (g/t)	Oz Gold (kOz)
Fosterville UG [a]	2,086	3.25	218
Fosterville Tailings [b]	571	7.83	144
Cosmo C	1,650	3.63	193
Stawell UG [d]	56	2.56	5
Maud Creek [e]	1,067	5.59	192
Total Measured	5,430	4.29	752
Indicated	Tonnes (kt)	Gold Grade (g/t)	Oz Gold (kOz)
Fosterville UG [a]	12,950	4.57	1,904
Cosmo C	2,987	2.99	288
Stawell UG [d]	669	3.49	75
Stawell Op [f]	3,394	1.52	166
Burnside [g]	7,358	1.36	322
Union Reefs [h]	3,579	2.38	273
Pine Creek [i]	8,393	1.41	379
Maud Creek [e]	5,426	3.04	532
Total Indicated	44,756	2.74	3,939
Total (M&I only)	50,193	2.91	4,691

Mineral Resources as of Dec 31 - 2015
Inferred	Tonnes (kt)	Gold Grade (g/t)	Oz Gold (kOz)
Fosterville UGa	5,073	4.08	665
CosmoC	678	2.76	60
Stawell UGd	1118	3.24	116
Stawell Opf	46	1.15	2
Burnside[g]	6,820	1.46	321
Union Reefs[h]	3,342	2.3	247
Pine Creek[i]	2,540	2.34	191
Maud Creek[e]	1,980	2.32	149
Total Inferred	21,597	2.52	1,751

All

Mineral Resources are inclusive of Mineral Reserves.
Mineral Resources have been rounded to 1,000 tonnes, 0.01 g/t Au and 1,000 ounces.
Minor discrepancies in summation may occur due to rounding.
Mineral Resources are stated as of December 31, 2015
Gold Price of $A1,500/Oz used.

Fosterville UG [a]

The lower cut-off grades applied are 0.7 g/t Au for oxide, 1.0 g/t Au for near-surface sulphide (above 5050mRL) and 3.0 g/t Au for underground sulphide (below 5050mRL).
Source: the Fosterville Technical Report.

Fosterville Tailings [b]	Stated as contained ounces, - 25% recovery expected Source: the Fosterville Technical Report.
Cosmo C	Lower cut-off of 2.0 g/t Au. Source: the Northern Territory Technical Report.
Stawell UG [d]	Cut-off grade varied depending on location of Mineral Resource Source: the Stawell Technical Report.
Maud Creek [e]	Cut-off grade varies depending on whether open pit (0.5g/t) or Underground (1.5g/t) Source: the Maud Creek Technical Report
Stawell OP [f]	Cut-off grade of 0.35g/t Au or 0.44 g/t Au was used depending on location. Source: the Stawell Technical Report.
Burnside [g]	Lower cut-off of 0.7 g/t Au is used to calculate the Mineral Resources for Open Pit deposits, lower cut-off of 2.0 g/t used for Underground deposits Source: the Northern Territory Technical Report.
Union Reefs [h]

Lower cut-off of 0.5 g/t Au is used to calculate the Mineral Resources for Open Pit deposits, lower cut-off of 2.0 g/t used for Underground deposits excluding Crosscourse which used a lower cut-off of 1.0 g/t.
Source: the Northern Territory Technical Report.

Pine Creek [i]	Lower cut-off of 0.5 g/t Au is used to calculate the Mineral Resources. Source: the Northern Territory Technical Report.